April 26, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Belstar Trust File No. 811-21045

Gentlemen:

         On behalf of Belstar Trust ("Registrant"), we hereby request that the Registrant's registration statement on Form N-1A be withdrawn. The Registrant has determined not to proceed with the filing and is in the process of dissolving itself as an entity with the State of Delaware.

                                            Very truly yours,

                                            /s/Irving Rothstein

                                            Irving Rothstein
IR:rs